September 26, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4720

Attn:	Jeffrey Riedler, Assistant Director

    Nandini Acharaya, Staff Attorney

    Vanessa Robertson, Staff Accountant

    Joel Parker, Staff Accountant

Re:	Poniard Pharmaceuticals, Inc.

    Amendment No. 1 to Form S-4

    Filed September 6, 2011

    File No. 333-175778

Dear Mr. Riedler:

Poniard Pharmaceuticals, Inc. (“Poniard” or the “Company”) is submitting this letter in response to your September 19, 2011 letter (the “Comment Letter”) setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed by Poniard relating to the proposed merger transaction with Allozyne, Inc. (“Allozyne”).

The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Registration Statement.

September 26, 2011

FORM S-4

General

1.	We note that the Company and Allozyne have pending requests for confidential treatment in connection with several of the exhibits to the registration statement. We are currently processing these requests and will issue comments, if any, to you in a separate letter that will be forthcoming. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment requests.

Response: The Company acknowledges that the Staff will not be in a position to consider a request for acceleration of effectiveness of the Registration Statement until it resolves all issues concerning the confidential treatment requests of the Company and Allozyne.

2.	We note that, in response to our prior comment 4, you have filed as exhibits to your amended filing the employment agreements of Allozyne with each of Meenu Chhabra and Kenneth Grabstein. Please also file the employment agreement with John Bencich or provide us with an explanation as to why this agreement has not been filed.

Response: On September 23, 2011, Allozyne entered into an Amended and Restated Executive Employment Agreement with Meenu Chhabra and on September 12, 2011, Allozyne entered into an Executive Employment Agreement with John Bencich, the material terms of both agreements have been added to pages 166 through 168 of Amendment No. 2. In addition, both agreements are filed as Exhibits 10.61 and 10.62 to Amendment No. 2.

The Merger, page 63

Background of the Merger, page 63

3.	We note your general description of the broad range of potential partners for picoplatin which the board considered. Please also describe more specifically the attributes of the three new potential picoplatin partners referenced on page 66.

Response: The requested disclosure has been added to page 66 of Amendment No. 2 to describe the specific attributes of the potential partners for picoplatin.

September 26, 2011

Background of Development of Transaction Between Poniard and Allozyne, page 68

4.	We note your disclosure on page 67 indicating that Mr. Simon recused himself from the meeting on February 25, 2011 and all future meetings of the board and the executive committee relating to the terms of a possible transaction with Allozyne. We further note your disclosure on page 69 indicating that the executive committee convened telephonically during May 2011 to discuss the proposed transaction with Allozyne, that Mr. Simon resigned from the committee on May 19, 2011 and that David Stevens subsequently began attending executive committee meetings and was appointment to replace Mr. Simon on the committee. Please revise your disclosure to clarify whether Mr. Simon participated in the May 2011 telephonic meetings of the executive committee related to Allozyne.

Response: The requested disclosure has been added to page 67 of Amendment No. 2 to clarify the extent of Mr. Simon’s participation in the May 2011 telephonic meetings of the executive committee related to Allozyne. In addition, in connection with a subsequent review of the final minutes of the company’s board and executive committee meetings, the Company has added disclosure to clarify that Mr. Simon offered to recuse himself from the board and executive committee; however, the executive committee felt it was useful to have him involved in the discussions in evaluating financial aspects of the Company’s operation and its alternatives, until it appeared that a transaction would be exclusively negotiated with Allozyne.

Allozyne’s Reasons for the Merger, page 74

5.	Please explain why Allozyne’s board determined that a review of potential partnerships to develop AZ01 and AZ17 and the biociphering technology weighed in favor of approving the business combination with Poniard.

Response: The referenced disclosure has been revised on page 75 of Amendment No. 2 to clarify that the board of directors of Allozyne approved the merger based on a number of factors, including the view that the range of options available to the combined company to access private and public equity markets will likely be greater as a public company than continuing as a privately held company, taking into account the strategic alternatives of Allozyne to the merger, including raising capital from private equity investors and engaging with biotechnology and pharmaceutical companies to enter into partnerships to develop AZ01 and AZ17 and the biociphering™ technology.

September 26, 2011

Allozyne’s Business, page 124

Intellectual Property, page 134

6.	For the license agreement with the California Institute of Technology, please disclose the potential range of royalty payments (for example, “low-teens” or “high-teens”).

Response: The requested disclosure on the potential royalty payments has been added to page 135 of Amendment No. 2.

Poniard Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 12. Commitment and Contingency, page F-21

7.	For both putative class action lawsuits, please revise your disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response: The requested disclosure has been added to page F-21 of Amendment No. 2 to include a statement that an estimate of the possible loss or range of loss cannot be made.

Allozyne Financial Statements

Notes to Financial Statements

10. Commitments and Contingencies, page F-73

8.	Please refer to your response to comment 73. Please revise your disclosure to clarify whether an estimate of the possible loss or range of loss can be made.

Response: The requested disclosure has been added to page F-75 of Amendment No. 2 to include a statement that an estimate of the possible loss or range of loss cannot be made.

*   *   *   *

September 26, 2011

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (650) 583-3774.

Respectfully submitted,

Ronald A. Martell
Chief Executive Officer

cc (w/o enc.):	Meenu Chhabra
James R. Lisbakken
Stephen M. Graham